Exhibit (a)(5)(B)

National security not an issue in merger

Michael Wessel and Larry Wortzel (Opinion, Dec. 12) assert “very serious” national security issues are raised by the pending merger between BGI-Shenzhen and Complete Genomics, Inc. There are no national security issues raised by the merger. BGI is a private, employee-owned company headquartered in China, that will continue to operate Complete as a separate company with headquarters and operations in Mountain View. The assertion that the merger could allow for “bioweapons” and “genetic warfare” is unfounded, absurd and reckless. In fact, the transaction is already undergoing review by the federal government’s Committee for Foreign Investment in the United States, rendering this kind of scare tactic entirely unnecessary. Both Complete and BGI have track records in genetic research that have improved health care for people in the U.S., China, and around the world. In fact, BGI is already working with U.S. institutions like UC-Davis, The Childrens’ Hospital of Philadelphia and the Bill and Melinda Gates Foundation.

Clifford A. Reid

CEO, Complete Genomics, Inc.